Exhibit 99.15

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Valesul Aluminio S.A.

We have audited the accompanying statements of income, changes in stockholders’ equity and comprehensive income/loss and cash flows of Valesul Aluminio S.A. (the Company) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Valesul Aluminio S.A. for year ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

January 7, 2003

Rio de Janeiro, Brazil

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes